Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL COMMENCES OPERATIONS IN MORELIA

•	AXTEL now provides local telecommunications services in 20 of the largest cities in Mexico;

•	Morelia, with an estimated population of over 620,000 inhabitants, represents AXTEL’s third new city in 2007.

San Pedro Garza García, Mexico, May 8, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company announced today the official startup of operations in Morelia, Michoacán.

Andrés Velazquez Romero, Mass and Business Markets Executive Director of AXTEL, made the inaugural speech, followed by the initial AXTEL call made by Eloy Vargas Arreola, Secretary of Economic Development for the state of Michoacán.

The event was also attended by Salvador Lopez Orduña, Mayor of Morelia and Juan Manuel Alvarez Cienfuegos and Armando Lopez Orduña, Morelia’s Treasurer and Administration Secretary, respectively, as well as other important local businessmen and media representatives, who witnessed the actual start of competition of fixed telephony services in the city.

AXTEL’s initial network deployment in Morelia covers 95% of the population, with telephone, Internet, and advance data services for users in the residential and business sectors.

The direct investment by AXTEL in Morelia will be approximately $25 million dollars over the next five years.

“We are celebrating this opportunity presented to AXTEL by both the local authorities and the community to offer our comprehensive telecommunications services to residential and business customers in Morelia, the third city where AXTEL has commenced operations this year.  We are confident that AXTEL’s customer service orientation and innovative voice, data and Internet solutions, should allow us to exceed customer’s expectations fairly soon”, stated Jorge Gerhardus, Western Region Director of AXTEL.

AXTEL reported 815 thousand lines in service at the end of the first quarter of 2007, and will invest $210 million dollars nationwide in 2007.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 20 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca and Morelia.

Visit AXTEL on the web at www.axtel.com.mx